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                        VOTING AND SHAREHOLDERS AGREEMENT

      THIS VOTING AND SHAREHOLDERS AGREEMENT is dated as of May 31, 2000 by and between Mr. Olivier Halimi ("OM") and Com S.A., a societe anonyme formed under the laws of France ( the "Principal Shareholder"). This replaces and supercedes the Voting and Shareholders Agreement dated January 31, 2000 Mr. Olivier Halimi ("OM") and Valurex S.A., a societe anonyme formed under the laws of Luxembourg.

      WHEREAS, pursuant to a certain Asset Purchase Agreement dated the date hereof (the "Purchase Agreement"), Keo International, Inc. ("Keo") will be issuing 2,289,795 shares or 51% of its common stock to the Principal Shareholder in return for its receiving certain assets of the Principal Shareholder.

      NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

                                ARTICLE I. Voting

      The Principal Shareholder agrees that the Principal Shareholder shall vote all of its Common Shares, whether now owned or hereafter acquired which shall include, as OH, or his designee, shall direct at any meeting of the Company's shareholders, or pursuant to any other decision-making procedure such as the giving of shareholder consents, or shareholder votes taken in lieu of a meeting. Without limiting the generality of the foregoing, the Principal Shareholder agrees to execute and deliver any and all documents, agreements and instruments, including, without limitation, one or more irrevocable proxies which shall be deemed to be coupled with an interest, as OH or his designee shall reasonably request from time to time.

                              ARTICLE II. Transfers

      2.1 Transferees of Common Shares to Be Bound. During the term of this Agreement, neither the Principal Shareholder nor any other person who shall become a party to or bound by this Agreement shall transfer any Common Shares, whether now or hereafter acquired, other than (i) to any person who agrees to be bound by and be subject to the terms and conditions of this Agreement with the same force and effect as if such person were a party signatory to this Agreement and (ii) pursuant to any sale of securities in a registered public offering, in which the Principal Shareholder, or such other person, has the right to have its shares included.

      2.2 Legend on Stock Certificates. The shares of Common Stock issuable to the Principal Shareholder shall bear a restrictive legend as to their unregistered status under the U.S. Securities Act of 1933, as amended and in addition shall bear the following legend pertaining to this Agreement:

      The shares of stock represented by this certificate are subject to all of the terms of a certain Voting and Shareholders Agreement, a copy of which is on file at the offices of the issuer of this


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certificate. The shares are subject to certain voting restrictions. Any actions taken in contravention of that Agreement shall be null and void.

The terms of such endorsement and restrictions are hereby expressly consented to and accepted.

                              ARTICLE III. Remedies

      3.1. Violation of Agreement. The Principal Shareholder recognizes and agrees that any violation of any of its obligations set forth in this Agreement would cause irreparable damage which could not be compensated by monetary damages. Accordingly, in the event of any breach of a Principal Shareholder's obligations under this Agreement, such Principal Shareholder consents to the entry of injunctive relief, including the remedy of specific performance, by a court of competent jurisdiction restraining any such violation or threatened violation, and/or granting full voting authority to OH or his designee for purposes of this Agreement, in addition to any other remedies available at law or in equity. The Principal Shareholder agree to pay the reasonable costs of OH or his designee, including reasonable attorneys fees, costs and disbursements incurred in enforcing the provisions of this Article III.

                            ARTICLE IV. Miscellaneous

      4.1. Representations. The Principal Shareholder represents and warrants that (i) at the date hereof, it is the sole record and beneficial owner of the securities of 2,289,795 shares of Comsa which it has received pursuant to the Stock Purchase Agreement, and (ii) with respect to all shares that there are not, and shall not be at any time whether now or in the future, any warrants, options, rights to acquire, liens or encumbrances, or any other legal relationship which would prevent, or have the effect of preventing, the Principal Shareholder from transferring the voting power with respect to such shares.

      4.2 Term. This Agreement shall terminate on the earlier to occur of (i) ten (10) years from the Closing Date or (ii) the date upon which the Principal Stockholder is the beneficial and record owner of less than 25% of the outstanding common stock of Keo.

      4.3 Further Assurances. From and after the date of this Agreement, the parties hereto shall from time to time, at the request of any other party and without further consideration, do, execute and deliver, or cause to be done, executed and delivered, all such further acts, things and instruments as may be reasonably requested or required more effectively to evidence and give effect to the transactions provided for in this Agreement.

      4.4 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered or if mailed by first class registered or certified mail return receipt requested, or by first class mail or overnight courier if received, addressed to the parties at their respective addresses set forth on the first page of this Agreement, or to such other person or address as may be designated by like notice hereunder.



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      4.5 Modifications. This Agreement may not be modified or discharged orally, but only in writing duly executed by the party to be charged.

      4.6 Successors and Assigns. All the covenants, stipulations, promises and agreements in this Agreement shall bind the parties' respective heirs, successors and assigns, whether so expressed or not.

      4.7 Headings. The headings of the various sections of this Agreement are for convenience of reference only and shall in no way modify any of the terms or provisions of this Agreement.

      4.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to instruments made and to be performed entirely within such State.

      4.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document. Facsimile transmission of documents shall be effective as manual delivery thereof.

      4.10 Gender. All pronouns used herein are inserted for convenience only and shall be applied in the masculine, feminine, or third person as appropriate for each party signing hereto.

      4.11 Definitions. Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings given to them in the Stock Purchase Agreement.

[   SIGNATURE PAGE TO FOLLOW   ]



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      IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date and year first above written.

By: /s/ OLIVIER HALIMI
        OLIVIER HALIMI, a shareholder of Keo




COM S.A.



By: /s/ PHILIPPE HALIMI
        Name:  Philippe Halimi
        Title: President






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